UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant’s name into English)

Av. Apoquindo 3650, Piso 10, Las Condes Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Item 1.	News release issued by Masisa S.A. on March 1st, 2007:

For further information contact:
Investor Relations
(56 2) 350 6038
investor.relations@masisa.com
Internet: www.masisa.com

PRESS RELEASE

MASISA S.A. REPORTS FINANCIAL RESULTS AS OF DECEMBER 31st, 2006

Santiago, Chile, March 1st, 2007 – MASISA S.A. (NYSE: MYS) (“Masisa” or the “Company”), leading wood board manufacturer and trading company for the furniture industry in Latin America, announced today its consolidated financial results for the fourth quarter of 2006.

HIGHLIGHTS Q4’06

•	Net sales for the fourth quarter 2006 increased 15.0% when compared to the same quarter of 2005, amounting to US$ 222.7MM, due to higher prices and physical sales in almost all product lines.
•

Gross margin over sales shows an improvement, increasing from 22.9% to 24.2%, year-over-year, and mainly driven by the Company’s ability to transfer higher costs it encountered to prices and higher physical sales in the furniture board business.

•

Selling and administrative expenses for the fourth quarter of 2006 decreased representing 16.1% of net sales, which represents an improvement regarding the fourth quarter of 2005 in which they represented 17.0% of net sales.

•

Operating income increased 60.1%, year-over-year, amounting to US$ 18.1MM, driven by a higher margin over sales (due to successful commercial efforts), and strengthened by more efficient selling and administrative expenses.

•	Net income for the fourth quarter amounted to US$ 10.4MM, which represents an increase of 884.7%, year-over-year.
•

The Company continues showing an adequate operating performance, which reflects on an operating working capital to sales ratio as of the fourth quarter of 2006, which improves, year-over-year, from 39.2% to 32.2%.

•

As part of its strategic plan, Masisa has decided to focus on its commercial activities on the North-American market, for which the MDF moulding plant in Charleston (36,000m3 annual installed capacity) is in closure stage. The Company estimates that this decision will generate annual cost savings, excluding restructuring costs to be incurred in 2007, for at least US$ 3.0MM. The production line will be reallocated in Chile, totally or partially.

	Quarter ended

	Dec 31st, 2005	Mar 31st, 2006	Jun 30th, 2006	Sep 30th, 2006	Dec 31st, 2006

	(in millions of US$, except per share information in %)
Sales	193.6	212.6	218.2	233.0	222.7
Gross margin	44.3	47.3	48.2	58.1	53.9
% over sales (2)	22.9%	22.3%	22.1%	24.9%	24.2%
Selling and Administrative Expenses	(33.0)	(28.1)	(30.1)	(30.1)	(35.8)
% over sales (2)	-17.0%	-13.2%	-13.8%	-12.9%	-16.1%
Operating Income	11.3	19.3	18.1	28.0	18.1

EBITDA(3)	32.0	38.3	35.2	44.9	35.4

Net Income for the Period	(1.3)	1.2	4.1	13.8	10.4
Earnings per Share (US$)	-0.0002	0.0002	0.0007	0.0024	0.0018
Earnings per ADS (US$) (1)	-0.01	0.01	0.04	0.12	0.09

(1): An ADS equals 50 common shares.
(2): As% of Income for the quarter
(3): EBITDA represents Operating Income + Depreciation + Amortization + Depletion.

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CONSOLIDATED INCOME STATEMENTS

NET SALES

Q4’06 v/s Q4’05

The Company’s net sales during the fourth quarter of 2006 amounted to US$ 222.7MM, which compared to the fourth quarter of 2005 represents and increase of US$ 29.1MM (+15.0%).

The main factors which explain this increase in sales for the third quarter of 2006, year-over-year, are:

Boards

•

MDF board sales increased US$ 21.8MM (+33.0%), growth mainly driven by the effect of price increases in all markets (consolidated increase of 23.4%), mainly in Chile, Brazil and Mexico. In addition, MDF physical sales increased in 7.8%, especially increases in Brazil and Venezuela of 13.8% and 84.1%, respectively.

•

Particle board (PB) sales also experimented a raise, increasing US$ 7.2MM (+17.0%), mainly due to a 9.5% increase (price effect US$4.0MM) in prices, due to increases carried out in most of the markets, mainly in Chile, where it increased 11.6%. In addition, the physical sales increased 6.9% (physical sales effect US$ 3.2MM) especially increases in Mexico and Venezuela of 23.6% and 67.2%, respectively.

•

OSB board sales decreased US$ 6.6MM (-43.8%) mainly due to a decrease in prices and in physical sales of 20.8% and 82.9%, respectively, in the US market. These decreases are mainly due to the contraction in the US construction sector (lower new home construction level), which reflects on a reduction in the demand of these kind of boards. OSB board sales have been partially redirected from the United States to Brazil, where 51.8% of total OSB sales were commercialized during the fourth quarter, which represented an increase of 48.5% in total sales in this market, when compared to the fourth quarter of 2005, totaling US$ 4.4MM.

Solid Wood

•

Finger joint mouldings sales decreased US$ 1.3MM (-6.0%) mainly due to a decrease in US physical sales of 19.4% which could not be completely offset by a price increase of 16.6%. MDF moulding sales increased US$ 4.2MM (+33.4%) due to an increase in physical sales of 16.4% and an increase in prices of 14.5%. Finger joint mouldings performance is unfavorable during the analyzed period due to the fact that its performance is highly related to the construction of new homes. On the other hand, MDF mouldings exhibit a sales increase mainly due to its performance being more related to the remodeling market, which exhibited a positive performance during 2006.

•

Solid wood doors sales increased US$ 4.6MM (+75.2%), due to an increase in physical sales of 61.3% and 8.6% in prices. This strong increase in physical sales is explained by the Company’s decision to maintain in inventory great part of its production during the last quarter of 2005, thus resulting in extraordinary low sales during that quarter. The price increase is mainly explained by an improved commercialized product mix (new door models with better market prices have been developed).

•

Sawn lumber sales suffered a decrease of US$ 2.6MM (-15.5%), explained by a decrease in physical sales of 22.3% which could not be completely offset by the 8.8% price increase. This reduction in physical sales is explained by log supply problems in Venezuela, lower green sawn lumber shipments from Chile to Mexico due to phytosanitary problems and by the delay in an 8,800m3 sawn lumber shipment from Chile, which was finally sent in January 2007. Mexico’s clients have continued to be supplied via third party production trading and the Mexican price scenario continues to be positive due to the relative scarcity of lumber.

Forestry

•	Saw log sales increase from US$ 2.8MM (+32.2%), due to a 12.8% increase in physical sales and 17.2% in prices.

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Q4’06 v/s Q3’06

Company sales during the fourth quarter of 2006 amounted to US$ 222.7MM, which compared to the third quarter of 2006, represents a decrease of US$ 10.4MM (-4.5%).

The main variations in fourth quarter 2006 sales in relation to the previous quarter were:

Boards

•

MDF board sales increased US$ 1.7MM (+1.9%), increasing over third quarter sales due to a price increase of 5.4% on a consolidated basis, which surpassed a slight decrease of 3.3% in consolidated physical sales, which is mainly explained by lower sales in December (normal seasonality effect) and by lower MDF sales to moulding manufacturers in Chile due to a decrease in their physical exports. The greater MDF availability in Chile, given the decrease in demand by moulding manufacturers was redirected through exports to the Peruvian, Colombian and Mexican markets.

•

Particle board sales (PB) maintained healthy physical sales similar to the previous quarter, and experimented an increase of US$ 0.8MM (+1.6) due to an increase of 2.4% in its price on a consolidated basis.

•

OSB board sales decreased US$ 2.2MM (-20.3%), which is mainly explained by a strong decrease in physical sales in the US market of 63.6%, slightly offset by an increase in physical sales commercialized in Brazil (+6.7%). These decreases are mainly explained by the still continuing contraction of the US construction sector (lower level of new home construction), which reflects a decrease in the demand for these kind of boards. Nevertheless, the Company is making commercial efforts to redirect this OSB to Latin-American markets.

Solid Wood

•

The decrease in the finger joint mouldings sales is the main factor in the decrease of consolidated sales. They decreased US$ 9.1MM (-31.4%) mainly due to a strong decrease of 26.4% in physical sales commercialized in the US market. On the contrary, MDF moulding sales increased US$ 0.7MM (+4.3%) due to an 8.1% increase in the US market price, which overcame a decrease in physical sales of 3.3% during the period. The Company decided to increase its prices in the United States sacrificing physical sales, which allowed more MDF board availability to commercialize in Latin America. Finger joint mouldings performance was adverse during the analyzed period due to the fact that its performance is highly related to the construction of new homes. On the other hand, MDF mouldings exhibit an increase in sales, mainly due to the fact that its performance is more related to the remodeling market, which exhibited a positive performance during 2006.

•	Increase in solid wood doors of US$ 0.5MM (+4.4%) due to a 2.6% increase in physical sales and 1.7% in prices, maintaining the characteristic stability of this business.
•

Sawn lumber is the other product that experienced a strong decrease in sales. It decreased US$ 5.7MM (-28.9%), mainly due to decrease in physical sales in the Mexican market of 49.2%, which is mainly explained by lower green sawn lumber shipments towards Mexico due to phytosanitary restrictions imposed by the Mexican Government and the delay of a shipment from Chile to Mexico finally sent in January 2007.

Forestry

•	Increase in saw log sales of US$ 1.8MM (+18.6%), due to an increase in physical sales of 24.7%, partially offset by a decrease of 4.9% in prices.

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OPERATING INCOME

Q4’06 v/s Q4’05

Operating income for the fourth quarter of 2006 amounted to US$ 18.1MM, which compared to the fourth quarter of 2005 represents an increase of US$ 6.8MM (+60.1%).

Consolidated gross margin amounts to US$ 53.9MM for the fourth quarter of 2006, which represents an increase of US$ 9.6MM (+21.7%) regarding the same quarter of the previous period. Gross margin as a percentage over the Company’s total sales shows an increase from 22.9% during the fourth quarter of 2005 to 24.2% in the fourth quarter of 2006.

The main factors which explain this increase in Operating Income of the fourth quarter of 2006, year-over-year, were:

Boards

•

Increases in prices (23.4% and 9.5%) as well as physical sales (7.8% and 6.9%) in the MDF and PB businesses, respectively, which have been partially offset by decreases in OSB prices (-16.2%) and physical sales (-33.0%) and permanent cost pressures, mainly in resins and wood, both raw material, which together represent approximately 57.3% of total consolidated costs in board manufacturing. The Company has been capable of transferring cost pressures to prices, which has allowed it to recuperate its consolidated gross margin as a percentage of total consolidated sales.

Solid Wood

•

Increase in MDF mouldings sales, almost completely offset by lower finger joint moulding and sawn lumber sales, which added to the cost pressures, related to the wood price increase, higher logistic product costs given higher oil prices and the appreciation of the real in Brazil have reduced the contribution of the Solid Wood Division to the Company’s Operating Margin.

The selling and administrative expenses to sales ratio reflect an improvement, decreasing from 17.0% during the fourth quarter of 2005 to 16.1% in the fourth quarter of 2006.

Selling and administrative expenses amount to US$ 35.8MM, increasing in US$ 2.8MM (+8.6%) regarding the fourth quarter of the previous year. Higher selling and administrative expenses during the fourth quarter of 2006 are explained by diverse elements and are aligned with Masisa S.A.’s transformation process into a world class multinational company. Among the factors which influence this increase are included non recurrent expenses amounting to US$ 2.5MM.

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Q4’06 v/s Q3’06

The company’s operating income during the fourth quarter of 2006 amounted to US$ 18.1MM, which compared to the third quarter of 2006 reflects a decrease of US$ 9.9MM (-35.3%).

Consolidated gross margin amounted to US$ 53.9MM in the fourth quarter of 2006, which represents a decrease of US$ 4.2MM (-7.2%) regarding the previous quarter of the same period. Gross margin as a percentage over the Company’s total sales maintain a healthy level on 24.2%, similar to the observed during the third quarter of 24.9%.

The main factors that explain this decrease in operating income in the fourth quarter of 2006 regarding the previous quarter of the same year were:

Boards

•

Particle boards and MDF maintained relatively similar physical sales in relation to the previous quarter, and we saw an increase in their prices (+2.4% and +5.4%, respectively), which allowed to maintain a healthy gross margin on a consolidated basis, offsetting the increases in board production costs during the fourth quarter of 2006, mainly in resins (approximately 34.5% of boards’ total cost) and in wood.

Solid Wood

•

Decreases in finger joint moulding business margins, due to a decrease in prices in the US market (-6.8%), as well as a decrease in physical sales (-26.4%), in such market. Such decreases add up to some increases in costs related to the increase in wood price, maintenance and therefore, a temporary sawmill stoppage in Chile and higher expenses in personnel, due to severance indemnities.

The selling and administrative expenses to sales ratio worsens increasing from 12.9% during the third quarter to 16.1% in the fourth quarter of 2006.

Selling and administrative expenses amount to US$ 35.8MM, increasing in US$ 5.7MM (+19.0%) regarding the third quarter of 2006, explaining the decrease in Operating Income on a consolidated basis. Higher selling and administrative expenses during the fourth quarter of 2006 are explained by diverse elements and are aligned with Masisa S.A.’s transformation process into a world class multinational company. Among the factors which influence this increase are included non recurrent expenses amounting to US$ 2.5MM.

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EBITDA

Q4’06 v/s Q4’05

Aligned with the strong sales growth, mainly driven by the board business for furniture (MDF and PB) and in spite of the cost pressures on raw material and higher selling and administrative expenses, the Company’s EBITDA shows an increase of US$ 3.4MM (+10.5%). EBITDA’s margin over sales sets forth a slight decrease from 16.5% in the fourth quarter of the previous year to 15.9%.

Q4’06 v/s Q3’06

Aligned with the decrease in Operating Income, the Company sets forth a lower operating cash flow generation (EBITDA) that the one set forth during the third quarter. EBITDA of the fourth quarter amounts to US$ 35.4MM, which represents a decrease of US$ 9.5MM (-21.2%). The EBITDA margin over sales decreases form 19.3% in previous quarter to 15.9%, mainly due to lower sales and to an increase in selling and administrative expenses.

NON OPERATING INCOME

Q4’06 v/s Q4’05

Non operating income improves by US$ 9.2MM (+47.6%) when compared against the fourth quarter of 2005, amounting -US$ 10.1MM. This is mainly explained by higher non exploitation income, increased in US$ 4.0MM (+2,929%), from -US$ 0.2MM in the previous fourth quarter to US$ 4.2MM in the fourth quarter 2006. This increase is explained mainly by inactive goods provisions reversed in Chile for US$ 3.0MM and higher financial income for US$ 3.5MM. In addition, foreign exchange differences were reduced in US$ 4.9MM, from -US$ 7.4MM to -US$ 2.5MM. These positive effects are partially offset by higher other non exploitation expenses for US$ 4.2MM (+111.1%), mainly explained by asset write-offs for US$ 1.4MM, provisions for US$ 2.2MM and an indemnity to Proforca (CVG Productos Forestales de Oriente, C.A., a public company and the biggest actor of the forestry sector in Venezuela) and sawmill repairs in Venezuela in the process of being returned back to Proforca for US$ 1.8MM.

Financial expenses slightly decreased in US$ 0.1MM (-1.3%) from US$ 9.4MM in the fourth quarter of 2005 to US$ 9.3MM in the fourth quarter of 2006. This is mainly due to the increase in the Libor Rate which affects the variable rate portion of the Company’s debt, which practically annuls the reduction effect of the financial debt.

Q4’06 v/s Q3’06

Non exploitation income amounts -US$ 10.1MM, which is in a similar level as in the third quarter when it amounted to -US$ 10.7MM. This is mainly explained by higher non operating income, increased by US$ 3.3MM (+354,6%), from US$ 0.9MM in third quarter to US$ 4.2MM in the fourth quarter of 2006. This increase is mainly explained by inactive goods provisions reversed in Chile for US$ 3.0MM. Additionally we observe higher financial income for US$ 4.0MM. These positive effects are offset by higher other non exploitation expenses for US$ 5.5MM (+217.3%), mainly explained by asset write-offs for US$ 1.4MM, an indemnity to Proforca and sawmill repairs in Venezuela for US$ 1.8MM, and higher financial expenses (see below).

Financial expenses increased in US$ 2.3MM (+33.8%) from US$ 7.0MM in third quarter to US$ 9.3MM in the fourth quarter of 2006. This is explained by an increase in the Libor Rate which affects the variable rate portion of the Company’s debt, which surpasses the reduction effect of the financial debt.

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NET INCOME

Q4’06 v/s Q4’05

Net income amounts to US$ 10.4MM, which represents an increase of US$ 11.7MM (+884.7%). This increase is mainly due to higher results on an operational and no operational basis, which surpassed the effect of higher income tax expenses of US$ 3,3MM.

Q3’06 v/s Q2’06

Net income amounts to US$ 10.4MM, which represents a decrease of US$ 3.5MM (-25.0%). This decrease is mainly due to a decrease in the results on and operational basis, mainly triggered by lower finger joint moulding sales and higher selling and administrative expenses, which surpassed the effect of lower income tax expenses of US$ 4.5MM.

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CONSOLIDATED BALANCE

ASSETS (December 31st, 2006 v/s December 31st, 2005)

The Company’s total assets, as of December 31st, 2006, amount to US$ 2,016.3MM, which represents an increase of 2.6% year-over-year.

Current Assets

Amount to US$ 475.4MM, which represents a decrease of US$ 51.3MM (-9.7%) compared to December 31st, 2005. This decrease is mainly explained by lower inventories (-US$ 36.7MM) and lower time deposits (-US$ 53.5MM), which surpass increases in account receivables (+US$ 25.0MM) and recoverable taxes (+US$ 9.7MM). This increase in account receivables is aligned with the Company’s higher commercial activity. Current assets correspond mainly to cash and cash equivalents (time deposits and marketable securities) for US$ 47.0MM, account receivables for US$ 125.1MM, inventories for US$ 185.8MM and recoverable taxes for US$ 62.2MM.

In operational terms, during the 12 month period ended Dec. 31, 2006 the Company continues exhibiting improvements when compared to the same period in 2005:

	2006	2005

(i) Account Receivables Turnover	6.16	5.34
(ii) Inventory Turnover	3.33	2.62
(iii) Operating Working Capital / Sales	32.3%	40.8%

Fixed Assets

Amount to US$ 1,557.6MM, which represents an increase of US$ 101.6MM (+7.0%) compared to December 31st, 2005. This increase is mainly explained by the increase in other fixed assets net from depreciation (+115.4MM), which is mainly explained by the increase in forestry assets appraisal (+65.8MM) and to construction works (MDF plant) (+42.6MM). Such increase surpasses the reduction in machinery and equipment net from depreciation (-US$ 26.7MM). Fixed assets mainly correspond to machinery and equipment net from depreciation for US$ 550.0MM and plantations (classified under other fixed assets) for US$ 630.0MM.

Investments in fixed assets during the twelve-month-period ended on December 31st, 2006 amount to US$ 121.8MM, representing 141% of the period’s Depreciation.

Other Assets

Amount to -US$ 16.6MM, practically the same as of the end of 2005, when they amounted -US$ 16.7MM.

LIABILITIES (December 31st, 2006 v/s December 31st, 2005)

Total assets amounted to US$ 809.4MM, which represents a decrease of US$ 0.2MM (-0.02%) compared to total liabilities as of December 31st, 2005.

Bank Debt

Masisa S.A.’s debt with financial institutions amounts to US$ 289.3MM, which represents a decrease of US$ 37.4MM (-11.5%) compared to December 31, 2005. This decrease is due to the decrease of the corresponding debt to credit lines for US$ 49.6MM. The used funds to pay these short term debts mainly come from a syndicated loan from Rabobank granted in January 2006 (see below) and from the capital increase the Company realized during December 2005 (US$ 43.0MM were subscribed during January 2006).

In January 2006, the Company obtained a syndicated loan for US$ 110.0MM to restructure its short term debt, finance part of the new company’s investment projects and to take advantage of favorable interest rate conditions. The terms of this loan are: 6-year-term with a 3-year grace period and six-month interest payments.

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Bonds

Masisa S.A.’s bonds amount to US$ 307.0MM, which represent a decrease of US$ 16.2MM (-5.0%) compared to December 31st, 2005. This decrease is mainly explained by the beginning of capital amortizations of series A, for UF 500,000 (approx. US$ 17.1MM) and the amortization in May 2006 of a Private Placement quote for US$ 9.0MM, which was offset by bond refinancing carried out in January 2006, when the Company obtained some additional funds.

In January 2006, the Company refinances bonds in the local market for UF 4.75MM to improve the maturity structure and to take advantage of a favorable interest rate scenario.

Maturity Structure of Masisa S.A.’s Financial Debt as of December 31st, 2006.

Note: Amounts may differ from information presented in the FECU due to accounting appraisal of the bonds and to accrued and unpaid interest, included in the FECU. Additionally, they are presented herein in net value to the exchange rate of US$ 1 = CLP$ 532.39.

The debt maturities of 2007 include local loan maturities for US$ 59.5MM in Venezuela which have a 1-year term and which the Company has been systematically refinancing during the last year, progressively improving the term and rate conditions year-over-year.

NET WORTH (December 31st, 2006 v/s December 31st, 2005)

Masisa S.A.’s net worth as of December 31st, 2006 amounts to US$ 1,186.4MM, which represents an increase of US$ 90.1MM (+8.2%) compared to December 31st, 2005.

Paid in Capital

Paid in capital amounts to US$ 812.9MM, which represents an increase of +US$ 43.0MM (+5.6%) compared to December 31st, 2005. In December 2005, Masisa S.A. realized a capital increase in which 622.5MM shares were subscribed and paid for an amount equivalent to US$ 117.4MM (US$ 43.0MM were subscribed during January 2006).

Other Reserves

Amount to US$ 219.5MM, which represents an increase of US$ 31.0MM (+16.5%). This account corresponds mainly to the forestry reserve, which amounts to US$ 208.3MM. This increase is explained by an increase in the difference between the appraisal value of forestry plantations and their respective historic cost (US$ 208.3MM as of December 31st, 2006 versus US$ 175.0MM as of December 31st, 2005).

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Retained Net Income

Amount to US$ 154.0MM, which represents an increase of US$ 16.1MM (+11.6%). This increase is explained by higher aggregate net income, which is increased by US$ 12.9MM (+21.5%). Such increase is accompanied by an increase in the exercise’s net income for 12-month period ended on December 31st, 2006, which amounts to US$ 29.5MM versus US$ 26.4MM as of December 31st, 2005. This represents an increase of US$ 3.1MM (+11.8%).

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FINANCIAL SUMMARY

Fourth quarter ended on December 31st, 2006:

The table below shows the main consolidated financial figures of the company during the quarter and the percentage variation year-over-year.

	Quarter ended

	Dec 31st, 2006	Dec 31st, 2005	Variation %

	(in millions of US$)
Sales	222.7	193.6	15.0%
Gross Margin	53.9	44.3	21.7%
Selling and Administrative Expenses	(35.8)	(33.0)	8.6%
Operating Income	18.1	11.3	60.1%
Net Income for the Period	10.4	(1.3)	884.7%
Depreciation + Amortization	13.0	13.3	-2.2%
Depletion(1)	4.2	7.4	-42.6%
EBITDA	35.4	32.0	10.5%
Earnings per Share (US$) (2)	0.002	(0.000)	852.7%
Earnings per ADS (US$) (2)	0.09	(0.01)	852.7%

(1)	Corresponds to the sold/consumed log cost in a period which does not represent cash flow.

(2)	An ADS equals 50 common shares. Masisa (ex Terranova)’s ADS began trading on August 5th, 2005.

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

Twelve-month period ended on December 31st, 2006:

The table below shows the main consolidated financial figures of the company for twelve-month period ended on December 31st, 2006 and the percentage variation year-over-year.

	Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Variation %

	(in millions of US$)
Income	886.5	743.5	19.2%
Gross Margin	207.6	194.0	7.0%
Selling and Administrative Expenses	(124.0)	(112.6)	10.1%
Operating Income	83.6	81.4	2.7%
Net Income for the Period	29.5	26.4	11.8%
Depreciation + Amortization	51.0	51.8	-1.6%
Depletion(1)	19.2	24.6	-22.1%
EBITDA	153.7	157.8	-2.6%
Earnings per Share (US$) (2)	0.005	0.005	7.3%
Earnings per ADS (US$) (2)	0.26	0.24	7.3%

(1)	Corresponds to the sold/consumed log cost in a period which does not represent cash flow.

(2)	An ADS equals 50 common shares. Masisa (ex Terranova)’s ADS began trading on August 5th, 2005.

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

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Information by Geographic Segment:

The table below describes the main company segments, according to the origin of sales for the indicated periods.

	Quarter ended		Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Dec 31st, 2006	Dec 31st, 2005

	(in millions of US$)		(in millions of US$)
Net Sales
Chile	89.2	66.5	321.4	245.6
Brazil	46.7	36.3	188.6	156.4
Venezuela	49.9	25.0	141.7	99.5
Mexico	33.3	27.5	124.8	113.5
USA	48.6	48.5	211.8	191.5
Argentina	32.1	28.2	122.4	104.9
Colombia	6.3	5.6	25.2	21.9
Peru	5.5	4.4	21.0	16.2
Ecuador	2.4	2.3	10.0	8.0
Others (1)	(91.3)	(50.8)	(280.5)	(214.1)

Total	222.7	193.6	886.5	743.5

Gross Margin
Chile	11.4	12.2	63.0	55.9
Brazil	7.5	7.7	38.1	35.5
Venezuela	3.5	3.4	22.6	18.6
Mexico	5.2	3.8	18.6	18.5
USA	3.3	3.7	17.1	15.0
Argentina	9.6	7.3	34.2	29.0
Colombia	1.3	1.2	5.6	5.9
Peru	1.4	1.2	5.3	4.4
Ecuador	0.7	0.7	3.0	2.3
Others (1)	10.0	3.1	0.0	8.8

Total	53.9	44.3	207.6	194.0

Operating Income
Chile	(4.7)	2.0	15.6	20.4
Brazil	3.0	3.9	21.2	21.1
Venezuela	(1.1)	(1.0)	5.0	3.5
Mexico	2.5	(2.4)	6.4	1.4
USA	0.1	0.1	3.6	2.0
Argentina	6.7	4.8	24.0	19.5
Colombia	0.6	(0.0)	3.4	1.7
Peru	0.8	0.6	2.8	2.2
Ecuador	0.3	0.3	1.3	0.9
Others (1)	10.0	3.1	0.4	8.8

Total	18.1	11.3	83.6	81.4

Depreciation + Amortization
Chile	2.7	4.6	13.7	16.2
Brazil	3.3	3.1	12.9	12.2
Venezuela	4.4	3.6	13.9	12.5
Mexico	0.5	0.6	1.6	1.8
USA	0.1	0.2	0.6	0.7
Argentina	2.1	2.1	8.3	8.3
Colombia	(0.1)	0.1	0.0	0.1
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	(1.0)	0.0	0.0

Total	13.0	13.3	51.0	51.8

Depletion
Chile	2.1	3.1	9.0	10.3
Brazil	1.1	1.6	5.6	7.3
Venezuela	0.6	1.0	3.3	4.2
Mexico	0.0	0.0	0.0	0.0
USA	0.0	0.0	0.0	0.0
Argentina	0.4	1.6	1.3	2.8
Colombia	0.0	0.0	0.0	0.0
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0

Total	4.2	7.4	19.2	24.6

(1): Inter-company sales adjustments.
Due to rounding effects, the sum of the presented numbers may differ from the total.

13/22

Sales by Country:

The table below shows the distribution of consolidated sales according to the products’ destination markets, for the indicated periods.

Note: Amounts differ from geographic segment income presented on page 11 due to inter company sales and exports.

	Quarter ended			Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Variation %	Dec 31st, 2006	Dec 31st, 2005	Variation %

	(in millions of US$)			(in millions of US$)
United States	50.7	51.0	-0.6%	230.2	208.1	10.6%
Chile	34.7	36.5	-4.9%	144.4	122.4	17.9%
Brazil	38.9	28.1	38.4%	145.7	104.5	39.4%
Mexico	26.4	27.6	-4.1%	117.2	111.8	4.8%
Venezuela	29.4	16.4	78.5%	92.4	62.0	49.0%
Argentina	19.8	15.6	26.9%	69.6	56.3	23.8%
Colombia	6.3	5.6	12.1%	25.2	21.9	15.4%
Peru	5.5	4.4	24.6%	21.0	16.2	29.4%
Ecuador	2.4	2.3	7.4%	10.0	7.7	30.3%
Others	8.6	6.1	40.6%	30.8	32.6	-5.5%

Total	222.7	193.6	15.0%	886.5	743.5	19.2%

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

The table below shows the percentage distribution of consolidated sales according to the products’ destination markets, for the indicated periods.

	Quarter ended			Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Variation %	Dec 31st, 2006	Dec 31st, 2005	Variation %

United States	22.8%	26.3%	-13.6%	26.0%	28.0%	-7.2%
Chile	15.6%	18.9%	-17.3%	16.3%	16.5%	-1.1%
Brazil	17.5%	14.5%	20.3%	16.4%	14.1%	16.9%
Mexico	11.9%	14.2%	-16.7%	13.2%	15.0%	-12.1%
Venezuela	13.2%	8.5%	55.1%	10.4%	8.3%	25.0%
Argentina	8.9%	8.0%	10.3%	7.9%	7.6%	3.8%
Colombia	2.8%	2.9%	-2.5%	2.8%	2.9%	-3.2%
Peru	2.5%	2.3%	8.3%	2.4%	2.2%	8.5%
Ecuador	1.1%	1.2%	-6.7%	1.1%	1.0%	9.3%
Others	3.8%	3.1%	22.3%	3.5%	4.4%	-20.8%

Total	100%	100%		100%	100%

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

14/22

Sales per Product:

The table below shows the company’s consolidated sales by product type for the indicated periods.

	Quarter ended			Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Variation %	Dec 31st, 2006	Dec 31st, 2005	Variation %

	(in millions of US$)			(in millions of US$)
MDF	87.7	65.9	33.0%	319.6	250.2	27.7%
Particle Boards	49.3	42.1	17.0%	187.5	154.0	21.7%
Finger-joint Mouldings	19.8	21.1	-6.0%	94.1	83.1	13.2%
Sawn Wood	14.0	16.5	-15.5%	72.9	66.6	9.4%
MDF Mouldings	16.8	12.6	33.4%	65.2	47.3	37.7%
OSB	8.5	15.1	-43.8%	48.3	59.7	-19.1%
Logs	11.4	8.7	32.2%	42.7	30.1	41.7%
Solid Wood Doors	10.7	6.1	75.2%	39.6	32.8	20.7%
Others Products	4.5	5.4	-18.1%	16.8	19.5	-14.2%

Total	222.7	193.6	15.0%	886.5	743.5	19.2%

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

The following table details the cubic meters sold by product type associated to consolidated sales of the main company products for the indicated periods.

	Quarter ended			Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Variation %	Dec 31st, 2006	Dec 31st, 2005	Variation %

	(thousands of m3)			(thousands of m3)
MDF	246.6	228.8	7.8%	978.2	880.9	11.0%
Particle Boards	190.8	178.5	6.9%	763.7	700.1	9.1%
mouldings Finger-joint	39.6	49.1	-19.3%	190.4	180.0	5.8%
Sawn Wood	61.3	79.0	-22.3%	343.4	327.8	4.8%
MDF Mouldings	36.9	31.7	16.4%	157.9	113.7	38.9%
OSB	40.4	60.3	-33.0%	219.9	261.1	-15.8%
Logs	381.4	338.1	12.8%	1,426.4	1,197.0	19.2%
Solid Wood Doors	11.2	6.9	61.3%	42.5	35.7	19.2%
Others Products	256.3	301.4	-15.0%	995.3	582.7	70.8%

Total	1,264.5	1,273.8	-0.7%	5,117.7	4,279.1	19.6%

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

15/22

Details of Production Costs:

The table below shows the percentage distribution of the average consolidated production costs for naked particle boards, MDF and OSB for the indicated periods.

	Quarter ended		Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Dec 31st, 2006	Dec 31st, 2005

Chemicals	34.5%	35.7%	34.1%	36.7%
Wood	22.8%	22.4%	23.6%	22.3%
Depreciation	9.9%	11.2%	10.0%	10.8%
Energy	8.1%	8.6%	8.5%	8.5%
Personnel	8.6%	7.6%	8.7%	7.3%
Others	16.0%	14.5%	15.0%	14.3%

Total	100.0%	100.0%	100.0%	100.0%

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

The table below shows the percentage distribution of the average consolidated production costs for Doors, Finger-joint Mouldings and Sawn Wood for the indicated periods.

	Quarter ended		Aggregate

	Dec 31st, 2006	Dec 31st, 2005	Dec 31st, 2006	Dec 31st, 2005

Wood	28.9%	37.2%	33.0%	39.0%
Personnel	27.6%	23.0%	25.1%	20.3%
Services	14.4%	13.5%	14.0%	12.7%
Materials and Raw Materials	10.2%	9.2%	9.6%	9.8%
Depreciation	7.4%	7.8%	7.4%	8.2%
Energy	3.4%	3.4%	3.3%	3.4%
Others	8.0%	5.9%	7.6%	6.5%

Total	100.0%	100.0%	100.0%	100.0%

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

16/22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate

CONSOLIDATED INCOME STATEMENTS	Dec 31st, 2006	Dec 31st, 2005

	(in thousands of US$)
Operating Income	886,507	743,488
Operating Costs (less)	(678,956)	(549,501)
OPERATING MARGIN	207,551	193,987
Selling and Administrative Expenses (less)	(123,972)	(112,594)

OPERATING INCOME	83,579	81,393

Financial Income	8,716	3,939
Financial expenses (less)	(35,371)	(38,251)
Net financial expenses	(26,655)	(34,312)
Net income related company investments	613	720
Loss related company investments (less)	0	0
Net earnings related company investments	613	720
Other non-operating income	6,898	2,799
Other non-operating expenses (less)	(15,883)	(8,489)
Amortization of goodwill (less)	(85)	(791)
Currency correction	628	555
Exchange differences	(11,513)	(10,963)

NON-OPERATING INCOME	(45,997)	(50,481)

Income before income taxes and extraordinary items	37,582	30,912
Income tax	(23,344)	(13,621)
Extraordinary items	0	0
Net Income (loss) before minoritary interest	14,238	17,291
Minoritary interest	10,695	5,690
Net Income (loss)	24,933	22,981

Amortization of negative goodwill	4,552	3,388

NET INCOME (LOSS) FOR THE PERIOD	29,485	26,369

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

17/22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate

CONSOLIDATED BALANCE	Dec 31st, 2006	Dec 31st, 2005

	(in thousands of US$)
ASSETS
CURRENT ASSETS:
Cash and equivalents	16,705	11,987
Time deposits	29,388	82,906
Negotiable securities (net)	956	2,424
Sales debtors (net)	125,107	100,072
Documents receivables (net)	10,130	13,165
Sundry debtors (net)	18,814	20,371
Documents and accounts receivables to related companies	7,378	5,296
Inventories (net)	185,777	222,465
Recoverable taxes	62,237	52,585
Anticipated paid expenses	6,504	8,036
Differed taxes	9,876	2,138
Other current assets	2,479	5,205
Total Current assets	475,351	526,650

FIXED ASSETS:
Lands	142,758	132,130
Construction and infrastructure works	220,140	210,582
Machinery and equipments	849,262	839,037
Others fixed assets	757,249	641,686
Higher value for technical reappraisal of fixed assets	7,390	7,390
Depreciation (less)	(419,451)	(374,828)
Total Fixed assets	1,557,348	1,455,997

OTHERS ASSETS:
Related company investments	4,651	4,060
Other company investments	206	207
Lower value of investments	1,165	1,249
Higher value of investments (less)	(58,352)	(53,460)
Long term debtors	4,113	4,901
Long term documents and accounts receivable to related companies	1,406	0
Long term differed taxes	0	0
Intangibles	267	122
Amortization (less)	-41	-22
Others	30,220	26,217
Total Others Assets	(16,365)	(16,726)

TOTAL ASSETS	2,016,334	1,965,921

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

18/22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate

CONSOLIDATED BALANCE	Dec 31st, 2006	Dec 31st, 2005

	(in thousands of US$)
LIABILITIES
CURRENT LIABILITIES:
Short term obligations with banks and financial institutions	65,529	115,121
Long term obligations with banks and financial institutions – short term portion	52,787	76,032
Obligations to the public - short term portion (bonds)	32,937	185,286
Long term obligations with one-year maturity	0	1
Dividends payable	473	323
Accounts payable	52,260	52,441
Documents payable	707	881
Sundry creditors	2,069	1,406
Documents and accounts payable to related companies	5,451	3,450
Provisions	31,742	21,574
Retentions	14,244	11,324
Income tax	8,823	7,455
Incomes received in advance	279	231
Others current liabilities	47	242
Total Current Liabilities	267,348	475,767

LONG TERM LIABILITIES:
Obligations with banks and financial institutions	170,944	135,524
Long term obligations to the public (bonds)	274,112	137,961
Long term sundry creditors	74	244
Long term provisions	1,662	1,418
Long term differed taxes	77,957	38,694
Others long term liabilities	17,320	19,965
Total Long Term Liabilities	542,069	333,806

MINORITARY INTEREST:	20,562	60,116

NET WORTH:
Paid in capital	812,880	769,834
Capital revalorization reserve	0	0
Overpricing in sale of treasury shares	0	0
Other reserves	219,494	188,477
Retained earnings	153,981	137,921
Future dividend reserves	51,424	51,424
Earnings aggregate	73,072	60,128
Loss aggregate (less)	0	0
Net income (loss) for the period	29,485	26,369
Provisory Dividends (less)	0	0
Aggregate deficit for development period	0	0
Total Net Worth	1,186,355	1,096,232

TOTAL LIABILITIES	2,016,334	1,965,921

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

19/22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate

CASH FLOW STATEMENT - DIRECT	Dec 31st, 2006	Dec 31st, 2005

	(in thousands of US$)
FLOW ORIGINATED BY OPERATING ACTIVITIES:
Sales debtors collection	1,230,899	879,940
Financial income received	36,851	2,592
Dividends and other distributions received	0	0
Other incomes received	29,742	31,001
Supplier and personnel payment (less)	(1,053,794)	(748,178)
Interests paid (less)	(78,138)	(27,764)
Income tax paid (less)	(11,346)	(11,550)
Other expenses paid (less)	(2,229)	(4,305)
VAT and similar others paid (less)	(19,950)	(17,974)
Net Flow Originated by Operating Activities	132,035	103,762

FLOW ORIGINATED BY FINANCING ACTIVITIES:
Payment shares placement	44,012	75,383
Loans granted	242,536	125,121
Obligations to the public	162,965	0
Documented loans to related companies	0	0
Others loans granted to related companies	73	1,396
Other financing sources	0	0
Dividend payment (less)	(11,491)	(52,111)
Capital distribution (less)	0	0
Loan payment (less)	(291,108)	(82,901)
Obligations to the public payment (less)	(178,338)	(26,594)
Documented loans to related companies payment (less)	0	0
Others loans granted to related companies payment (less)	(709)	(71)
Emission and share placement expenses payment (less)	(903)	(3,613)
Emission and obligations to the public placement expenses payment (less)	0	0
Others financing disbursements (less)	0	0
Net Flow Originated by Financing Activities	(32,963)	36,610

FLOW ORIGINATED BY INVESTMENT ACTIVITIES:
Fixed asset sales	1,565	2,193
Permanent investment sales	0	0
Other investment sales	1,698	0
Documented loans to related companies collection	0	0
Other loans to related companies collection	0	0
Others investment income	2,877	0
Fixed assets incorporation (less)	(121,843)	(67,289)
Capitalized interests payment (less)	(6,936)	(5,877)
Permanent investments (less)	(27,229)	(29,890)
Financial instrument investments (less)	0	0
Documented loans to related companies (less)	0	0
Others loans to related companies (less)	0	0
Others investment disbursements (less)	0	(181)
Net Flow Originated by Investment Activities	(149,868)	(101,044)

TOTAL NET FLOW FOR THE PERIOD:	(50,796)	39,328

Inflation effect over cash and cash equivalents	(12)	0
Net variation of cash and cash equivalents	(50,808)	39,328
Initial balance of cash and cash equivalents	97,857	58,530

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	47,049	97,858

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

20/22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate

FLOW-INCOME CONCILIATION	Dec 31st, 2006	Dec 31st, 2005

	(in thousands of US$)
ASSET SALE INCOME	29,485	26,369

Asset sale income:
(Net Income) Loss in fixed asset sales	(31)	(767)
Net Income in investment sales (less)	0	0
Loss in investment sales	0	0
(Net Income) Loss in others asset sales	0	707

Asset sales income	(31)	(60)

CHARGES (INCOME) TO INCOME WHICH DOES NOT REPRESENT CASH FLOW
Depreciation for the period	50,563	50,952
Intangibles amortization	439	874
Punishments and provisions	5,995	3,085
Net income paid for investments in related companies (less)	(613)	(720)
Loss paid for investments in related companies	0	0
Amortization of goodwill	85	791
Amortization of negative goodwill (less)	(4,552)	(3,388)
Net currency correction	(628)	(555)
Net exchange difference	11,513	10,963
Other income to income which does not represent cash flow (less)	(64)	(30)
Other charges to income which does not represent cash flow	20,070	25,627

Cargos (Charges) to income which does not represent cash flow	82,808	87,599

VARIATION OF ASSET WHICH AFFECT CASH FLOW:
Sale debtors	(1,825)	8,034
Inventories	45,892	(25,363)
Other assets	(17,210)	2,190

Variation of assets which affect cash flow increase (decrease)	26,857	(15,139)

VARIATION OF LIABILITIES WHICH AFFECT CASH FLOW
Accounts payable related to operating income	(19,545)	5,572
Interests payable	2,434	(3,160)
Income tax payable (net)	3,185	5,467
Other accounts payable related to non operating income	6,715	332
VAT and similar others payable (net)	10,822	2,472

Variation of liabilities which affect cash flow increase (decrease)	3,611	10,683

Net income (Loss) of minoritary interest	(10,695)	(5,690)

NET FLOW ORIGINATED BY OPERATING ACTIVITIES	132,035	103,762

Note: Due to rounding effects, the sum of the presented numbers may differ from the total.

21/22

Forecasts and Estimates

This news release may contain forecasts, which are different statements than historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forecasts may be identified by the use of the terms “may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends”, “projects”, and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of relevant operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or operating results are examples of forecasts. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the projected actions of the company, to materially differ from current expectations.

22/22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007
Masisa S.A.

	By:	/s/ Patricio Reyes

Patricio Reyes
General Counsel